

December 17, 2019

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

> **Re: Hines Global Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2018**
> **Filed March 29, 22019**
> **File No. 000-55599**

Dear Mr. Morgenroth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: A. Gordon Findlay, Chief Accounting Officer